During the six months ended June 30, 2000, certain of the Funds' investment policies were changed as set forth below:


Dreyfus Founders Discovery Fund
Effective May 1, 2000

     Discovery Fund's investment policy which previously stated that the Fund will normally invest at least 65% of its total assets in common stocks of small, rapidly growing U.S.-based companies with market capitalizations or annual revenues between $10 million and $1.5 billion was changed to state that the Fund normally invests at least 65% of its total assets in common stocks of small-cap companies. Small-cap companies are defined in the prospectus as generally, those companies with market capitalizations of less than $2.2 billion. This range may fluctuate depending on changes in the value of the stock market as a whole.


Dreyfus Founders Growth and Income Fund
Effective May 1, 2000

     The following clause has been deleted from the Growth and Income Fund's investment policy: "The Fund normally invests at least 65% of its total assets in "blue chip" stocks that have a market capitalization of at least $1 billion." A company with a $1 billion market capitalization is now regarded as a small cap company rather than as a "blue chip" company. The adviser believes that the nature of the companies in which the Growth and Income Fund typically invests is already adequately communicated by the other portions of its investment policy.